 Low-Cost Lithium Hydroxide in the USA  Corporate Presentation – December 2019  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

 Lithium Market Developments

Lithium Market Developments

LOWER PRICES	▪ Prices down over 50% from early-2018 peak ▪ Prices below cash cost for 60% of current production *(Canaccord)* ▪ Current prices below incentive levels for most projects
SUPPLY CURTAILMENTS	▪ SC6 suppliers under pressure (Alita, NAL shutdowns) ▪ Financing challenges delaying new entrants (Nemaska, Bacanora) ▪ Majors deferring expansions (ALB/Wodgina, Tianqi/Kwinana, Talison)
SHIFT TO HYDROXIDE	▪ OEMs seek greater battery range…require high-nickel cathode ▪ High nickel cathode requires lithium hydroxide ▪ “All OEMs looking for hydroxide” *(General Lithium)*
EMPHASIS ON ESG	▪ OEMs laser-focused on sustainability throughout their supply chains ▪ Li supply chain currently very inefficient – supply is far from car markets ▪ PLL ideally located for the growing US EV supply chain
GROWING US SUPPLY CHAIN	▪ LG/GM and SK Innovation battery giga-factories ▪ OEMs bringing new EV platforms ▪ Ford / GM / Rivian / VW / Daimler

STRONG M&A ACTIVITY	▪ 3 large SC6-LiOH deals in 2019 (Kidman, Wodgina, Mt. Marion)
	▪ PE firms pursuing opportunities (Pallinghurst/Traxys, Centaurus)
	▪ OEMs evaluating upstream options
	    ▪ “we might get into the mining business” (*Elon Musk*)
	    ▪ “we are looking at the entire supply chain” *(Bill Ford)*

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
3

 Supply Reductions Indicate Required Incentive Pricing  4  Lithium Hydroxide Prices ($/t) – Source: Benchmark Minerals Intelligence.  Lower Prices=Massive Supply Curtailments  Higher Prices= 3 New Mines in Australia  Selected Recent Supply Curtailments Wodgina care & maintenance Greenbushes expansion delayed Kwinana Stage 2 delayed Mt. Cattlin operations being curtailed Stages 2 and 3 deferred La Corne care & maintenance Bald Hill care & maintenance SQM & Wesfarmers proceeding cautiously

 Hydroxide Taking Share in Fast-Growing Lithium Market  5    37% CAGR forecast for lithium hydroxide demand  Spodumene the low-cost source for LiOH  Source: Rodney Hooper / RK Equity forecasts.  North Carolina is the leading ex-China LiOH producer  Hydroxide shortages expected by 2023  LiOH Demand to Grow 37% Per Year Through 2025

 Favorable Supply-Demand Balance Going Forward  6  Source: Rodney Hooper / RK Equity forecasts.  3 New Australian Hard Rock Mines Led the Supply Surge in 2019  Market Will Need 10 New Piedmont’s Per Year Starting in 2025

Lithium Equities Oversold?

- Lithium equities down ~75% since peak in early-2018
- Canaccord reports that 60% of production is unprofitable is at current prices
- Massive supply curtailments have been announced
- Goldman Sachs calling a market bottom


EBITDA margins
Peak (avoid the stocks)
1
Downturn (sell or short the stocks)
2
Beginning of the bottom (stay cautious but start to investigate)
3
Lithium
4
End of the bottom (buy the stocks)
5
Beginning of the upturn (hold the stocks)
6
Mid-point of the cycle as defined by companies reaching normalized EBITDA margins (begin selling the stocks)
Normalized EBITDA margins
7
End of the upturn (sell any remaining shares)
1
Peak (avoid the stocks)

Source: Goldman Sachs Global Investment Research

2018-2019 Share Price Performance


-5% KDR
-44% PLL
-51% ALB
-53% INR
-54% LTHM
-61% SQM
-66% ORE
-71% LAC
-75% A40
-77% PLS
-77% GXY
-78% BCN
-79% AGY
-82% AVZ
-88% AJM
-91% MALI
-92% NMX

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
7

 Piedmont Lithium

Piedmont – Low-Cost Lithium Hydroxide in the USA

EX-CHINA HYDROXIDE	▪ Integrated spodumene-to-hydroxide business ▪ Focused on US and European markets
IDEAL LOCATION	▪ 60+ years of lithium processing in North Carolina ▪ Abundant infrastructure and lithium talent pool
SUPERIOR MINERALOGY	▪ Pure spodumene ore body ▪ Mineralogy and fresh water lead to strong recoveries
LARGE AND LOW COST	▪ 22,700tpy LiOH for 25 years – vast upside on TSB[(1)] ▪ US$1.45B NPV with ~US$300M steady-state EBITDA[(1)]
POSITIVE ESG PROFILE	▪ Modest environmental footprint – 404 permit granted via EA ▪ Local battery supply chain evolving in southeast US
VALUATION UPSIDE	▪ Trading at 5% of Project NPV ▪ Huge discount to KDR M&A valuation and trading comps

[(1)] Source: Based on the Company's Scoping Study. Refer to announcement dated August 7, 2019.

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
9

 Piedmont Lithium is Ideally Located in North Carolina…    # 1 State for Business  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Past Lithium Production  10

 11  …and in the Heart of ‘Auto Alley’  Location drives lower costs and more sustainable supply chain

 Location Drives Low Projected Costs  12

 13  Hitting Milestones Should Drive Re-Rating in 2020     First-mover land package     55,000m drilling     Large high-grade resource     Robust scoping study     By-product marketing     Section 404 permit    PFS with Hatch     Offtake agreements    Definitive feasibility study    Financing and construction  Market Cap – US$mm

Benchmarking vs. Prominent ASX Development Stories

PROJECT	KIDMAN	IONEER	LIONTOWN	PIEDMONT
Project Name	Covalent	Rhyolite Ridge	Kathleen Valley	Piedmont
Location	Western Australia	Nevada	Western Australia	North Carolina
Raw Material-End Product	Spodumene-LiOH	Searlesite-Li2CO3	Spodumene-SC6	Spodumene-LiOH
DFS Timeline	Q1 2020	Q1 2020	Q4 2020	Q4 2020
Reserve / Resource	94.0Mt @ 1.50% Li_20	104.1Mt @ 0.17% Li_20	50.4Mt @ 1.18% Li_20	27.9Mt @ 1.11% Li_20
Annual Production	22,700 tpy LiOH	20,200 tpy Li2CO3	295,000 tpy SC6	22,700 tpy LiOH
Average Annual EBITDA[1]	US$226 M	US$297 M	US$84 M	US$298 M
After-tax NPV_8	US$1.10 B	US$1.55 B	US$365 M	US$1.45 B
After-tax IRR	27%	28%	25%	34%
Market Cap	US$525 M	US$225 M	US$92 M	US$60 M
Salient Points	Large, high-grade resource	BLM land	2019 discovery; SC6-only	Private land
	SQM as strategic partner	Unique searlesite orebody	Resource is large but deep	Pure spodumene mineralogy
	Tesla, LG, Mitsui offtakes	Cash cost $8,000 ex-boron	15:1 strip first 12 years	Low operating costs
	Acquired by Wesfarmers	Permitting via EIS process	A$600 M LOM royalties	404 permit received

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
14

Corporate Snapshot

Listed on ASX, Nasdaq and German Exchanges to Maximize Liquidity

Piedmont Lithium Limited

	ASX	Nasdaq
Shares / ADRs (1 ADR = 100 Shares) [1]	815.4 mm	8.15 mm
Price (@ 12/6/19)	A$0.11	US$7.50
Market Cap (@ 12/6/19)	A$90 mm	US$61 mm
Cash (@ 9/30/19)	A$21.1 mm	US$14.5 mm

Key Shareholders

Australian Super	13.2%
Fidelity	9.1%
Officers and Directors	9.7%

Research Coverage

CANACCORD Genuity

ROTH Capital Partners

ThinkEquity
A Division of Fordham Financial Management, Inc., a Member FINRA – SIPC

FOSTER STOCKBROKING

TAYLOR COLLISON

Share Price 50% Below Pre-Resource Highs



0.25
0.20
0.15
0.10
0.05
5
Jan 18
Mar 18
May 18
Jul 18
Sep 18
Nov 18
Jan 19
Mar 19
May 19
Jul 19

Board of Directors

Ian Middlemas	*Australia*	Chairman
Keith D. Phillips	*USA*	CEO
Anastasios Arima	*USA*	Executive Director
Jeff Armstrong	*USA*	Director
Jorge Beristain	*USA*	Director
Levi Mochkin	*Australia*	Director

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
15

 High-Grade Mineral Resource  27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth – Phase 4 drilling ongoing    16  One of North America’s Largest Hard-Rock Lithium Resources

 Vast Exploration Upside  17  “The pegmatite deposit in the Kings Mountain district in North Carolina is considered one of the three largest lithium bearing pegmatite deposits in the world together with the Manono deposit in the Democratic Republic of Congo and Greenbushes in Australia.” – Minerals Engineering – January 2019 Issue  Large Areas of the Carolina Tin-Spodumene Belt Remain Unexplored

 Unique Pure Spodumene Mineralogy  18  “The first question an investor should ask a hard-rock lithium CEO is “how much of the lithium reports to spodumene?” – Jon Hykawy , PhD – President, Stormcrow Capital  XRD analysis confirms pure spodumene nature of Piedmont’s ore bodyAbsence of petalite and lepidolite in pegmatites expected to lead to high lithium recovery

 Strong Metallurgical Recoveries  Recovered Grade  Competitive Resource Grade…1.11% Resource Grade  …and Positive Met Recoveries…85% recoveries…based on testing at SGS and North Carolina precedent…and supported by pure spodumene mineralogy  …Lead to Strong Recovered Grade  19  Pure Spodumene Mineralogy Supports Strong Recoveries

     Quartz  Solar Panel Glass  Quartz Composites  Technical Glass      Feldspar  Architectural Glass  Industrial Ceramics  Coatings      Mica  Cosmetics  Automotive Paints  Welding Rods  By-Product Industrial Minerals Provide Strong Credit

 Proposed Lithium Hydroxide Plant Site  21

Highly-Experienced Project Team

Management Team

Keith Phillips
Managing Director & CEO

30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Dahlman Rose

Anastasios Arima
Executive Director & Co-founder

10+ Years Mining Company Executive, Founder of multiple mining companies

Lamont Leatherman
VP – Geology & Co-founder

25+ Years Exploration Geologist, Ex-senior Positions in BHP & Noranda in the Carolinas

Patrick Brindle
VP – Project Management

20+ Years US & Global Engineering, Procurement and Construction Expert

David Buckley
VP – Process Engineering

25+ Years Lithium Extraction and Conversion Expert, Ex-FMC and Albemarle

Tim McKenna
Advisor – Government Relations

30+ Years Government & Investor Relations, including with Rockwood Lithium

Technical Consultants

HATCH

PRIMERO

HDR

MARSHALL MILLER & ASSOCIATES®

SGS

CSA

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

22

Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com.website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.0 to 4.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Core property and an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource    23

 Low-Cost Lithium Hydroxide in the USA  Piedmont Lithium Limited  Corporate Presentation – December 2019  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office32 North Main Street |Suite 100 | Belmont | NC 28012 | USA  This presentation has been authorised for release by the Company’s President & CEO, Keith D. Phillips